Steven Glauberman Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: sglauberman@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

January 25, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Ms. Jennifer Angelini,
Ms. Sherry Haywood

Re:	Planet Green Holdings Corp.
Amendment No. 4 to Registration Statement on Form S-3 Filed January 17, 2023 File No. 333-259611

To the Reviewing Staff Members of the Commission:

On behalf of our client, Planet Green Holdings Corp., a Nevada company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 23, 2023 on the Company’s Amendment No. 4 to Registration Statement on Form S-3 previously submitted on January 17, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 5 to its registration statement on Form S-3 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 4 to Form S-3

General

1.	Your response to prior comment 1 does not address our comment and we reissue the comment. Please add the following disclosure regarding operating permissions or approvals:

	●	Disclose each permission or approval that you, your subsidiaries, your WFOE, and/or your VIEs are required to obtain from Chinese authorities (including Hong Kong authorities) to operate your business.
	●	State affirmatively whether you have received all requisite operating permissions or approvals and whether any permissions or approvals have been denied.
	●	Describe the consequences to you and your investors if you, your subsidiaries, WFOE, or the VIEs: (i) do not receive or maintain such operating permissions or approvals, (ii) inadvertently conclude that such operating permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such operating permissions or approvals in the future.
	●	If your revised disclosure indicates no operating permissions or approvals are required from Chinese authorities (including Hong Kong authorities), then additionally disclose how you determined this. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions. A consent of Hebei Kaicheng Law Offices, the Company’s Chinese counsel, has been filed as the Exhibit 23.3 of the Amendment 3 to the Form S-3 filed on December 5, 2022.

2.	We note revised disclosure on page 7 that indicates one of your three VIEs, Anhui Ansheng, was terminated as of December 16, 2022. Please update your disclosure throughout to reflect this termination; for example, and without limitation, the statement that, “As of the date of this prospectus, we currently have three VIEs under its structure: (1) Jilin Chuangyuan, (2) Anhui Ansheng, and (3) Xiangtian Energy . . . .” Additionally update Exhibit 21.1 to reflect your current structure.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page, pages 5, 6, 7, 17, 18, 20 and 30 in accordance with the Staff’s instructions.

3.	We note the change in your auditor reported on the Form 8-K filed on December 20, 2022. Please revise accountant-specific disclosure to refer both to your prior auditor and to your current auditor. For instance, and without limitation, disclose whether your current auditor (in addition to your past auditor) is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and page 38 in accordance with the Staff’s instructions.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Steven Glauberman, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or sglauberman@beckerlawyers.com.

Very truly yours,

By:	/s/ Steven Glauberman
Name:	Steven Glauberman

cc: Bill Huo, Esq.